SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

(Title of Class of Securities)	(CUSIP No.)
American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpG)	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpH)	63938Y 308

Vasiliki Papaefthymiou

Executive Vice President - Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter, Esq.

Mark Hayek, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,964,143.50	$1,207.65

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Shares”) and 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Shares” and, together with the Series G Preferred Shares, the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $3.495, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on December 18, 2018, and (ii) 946,100, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $3.49, the average of the high and low prices per Series H ADS on the New York Stock Exchange on December 18, 2018, and (ii) 1,907,600, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,894.40	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Registration Statement on Form F-4 (No. 333-228976)	Date Filed: December 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission on December 21, 2018 relating to an offer by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire (i) 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G ADS Exchange Offer), and (ii) 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H ADS Exchange Offer”), from tendering holders of Series G ADSs and Series H ADSs, as applicable, pursuant to the terms and subject to the conditions described in the prospectus, dated March 18, 2019 (as the same may be amended or supplemented, the “Prospectus”).

Except as set forth herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO or the Prospectus. All information in the Prospectus, including all exhibits and annexes thereto, are hereby expressly incorporated by reference into this Amendment No. 5 in response to all items required in the Schedule TO. This Amendment No. 5 should be read in conjunction with the Schedule TO and Exhibits thereto and the Prospectus. All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Prospectus, as amended or supplemented.

Item 1. Summary Term Sheet.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Prospectus, is hereby amended and supplemented as follows:

With respect to the Series H ADS Exchange Offer, the Company is accepting the 1,101,113 Series H ADSs tendered and accepted as of March 15, 2019 and the Company will pay a total of approximately $4.2 million cash consideration and issue a total of approximately $4.8 million in aggregate principal amount of 9.75% Senior Notes due 2024, subject to adjustment for fractional shares, in exchange for such tendered and accepted Series H ADSs.

With respect to the Series G ADSs Exchange Offer, the Company is (i) increasing the consideration for each Series G ADS tendered by $1.00 in cash (the “Additional Series G ADS Cash Consideration”), which will not be subject to the cash cap under which no more than 50% of the validly tendered and not properly withdrawn Series G ADSs, as a class, will receive cash, and (ii) extending the expiration date of the Series G ADS Exchange Offer until 11:59 p.m., New York City time, on Friday, March 29, 2019, unless further extended.

The Series G ADSs Exchange Offer had been previously scheduled to expire at 11:59 p.m., New York City time, on March 15, 2019. Throughout the Schedule TO, the Prospectus and the other offering materials, all references to the expiration date of the Series G ADS Exchange Offer are hereby amended to extend the expiration date of the Series G ADS Exchange Offer until 11:59 p.m., New York City Time, on Friday, March 29, 2019.

Following the expiration of the Series G ADS Exchange Offer, provided that the remaining conditions to the Series G ADS Exchange Offer are satisfied or waived, the Company will acquire up to 946,100 Series G ADSs (approximately 66 2/3%) of the number of Series G ADSs tendered.

A copy of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release, dated March 18, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: March 18, 2019	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President - Legal and Director